Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: December 2006

1.	On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its “Operating Rules for the Trading of Own shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of December 2006, Itaú Holding did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, January 3 2007.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer